

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

Via Email
Jin Shi
Chief Executive Officer
China Growth Equity Investment Ltd.
CN11 Legend Town, No. 1 Balizhuangdongli
Chaoyang District, Beijing, 100025, PRC

> **Re: China Growth Equity Investment Ltd.**
> **Revised Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed December 19, 2012**
> **File No. 001-35192**

Dear Mr. Shi:

We have reviewed your filing and response letter dated December 18, 2012 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In your response letter, please provide your analysis of the exemption from registration you are relying upon for the offer of shares to the shareholders of China Dredging Group Co., Ltd. ("CDGC") and Merchant Supreme Ltd. pursuant to the contemplated transactions.

Letter to Shareholders of China Growth Equity Investment Ltd.

2. You disclose in the fourth paragraph that, "Shareholders holding CGEI Ordinary Shares following the merger with CDGC or the acquisition of Pingtan Fishing will be able to redeem their shares up to the business day immediately prior to the vote on the proposal to approve and adopt the Merger Agreement." Please revise to remove from this sentence "following the merger with CDGC or the acquisition of Pingtan Fishing" or advise.

Questions and Answers, page 1

Q: Why am I receiving this proxy statement?

3. Please revise your reference to CDGC and Merchant Supreme "holding a controlling interest" in the PRC operating companies as this implies direct ownership.

4. Please add to this answer that, if the merger and related proposals are approved and all the transactions are consummated, CGEI also will not own the separate PRC operating entities. Instead, CGEI's subsidiaries located in the PRC will have contractual arrangements with the shareholders of the PRC operating entities that are designed to provide effective control over the PRC operating entities by CGEI's PRC subsidiaries.

Q: Will CGEI remain listed on the NASDAQ following completion of the business combination?, page 1

5. We note your disclosure on page 32 discussing that on December 5, 2012, Nasdaq rejected your plan of compliance with the minimum public holders rule and determined to delist your securities. In addition, on December 11, 2012, we note you filed a current report on Form 8-K providing notice of the Nasdaq delisting. Please revise this Q&A to include this information. In addition, discuss that since the business combination constitutes a change in control of CGEI, the Nasdaq requires CGEI to file a new initial listing application and meet its initial listing requirements at the time of the business combination. Discuss whether you believe you will be able to meet these listing requirements and, in the alternative, the consequences you may face if your securities are delisted from Nasdaq.

Q: Why is CGEI proposing the business combination, page 2

6. Disclose that the two holding companies you are proposing to acquire are both controlled by the same person, Mr. Xinrong Zhuo

7. Please clarify that the business described as CDGC's is the business of Fujian Service, the PRC operating entity controlled by CDGC through contractual arrangements.

Q: Why is CGEI proposing the share increase authorization proposal?, page 2

8. Please revise your disclosure throughout your proxy statement, including revising your risk factor disclosure on page 23, to discuss the possible consequences to your existing stockholders of the issuance of additional shares of ordinary shares pursuant to the business combination. You should address the impact on stock price, the significant dilution of voting rights and earnings per share. We note that immediately following the completion of the business combination, assuming no holders of CGEI exercise their

redemption rights, current CGEI shareholders will only own approximately 7.75% of your ordinary shares.

Q: Immediately following completion of the business combination, who will own and control CGEI?, page 2

9. Please also disclose the percentage ownership of CGEI assuming the maximum redemption of shares by CGEI shareholders that would leave at least $5.0 million of cash either inside or outside the trust account.

Q: What conditions must be satisfied to complete the business combination?, page 2

10. Disclose here or add another Q&A to address whether CDGC shareholders must approve the merger and, if so, whether and when that approval has been obtained.

Q: What is the US dollar value of the entirety of the outstanding obligations of CDGC and Pingtan Fishing and their respective affiliates?, page 2

11. As previously requested in comment 4 in our letter dated November 21, 2012 and to assist us in understanding the companies to the transactions, please provide us with a chart of all of the obligations of the companies and affiliates being acquired in this business combination, including dollar amounts, timetables and related parties

Q: What is the US dollar value of the current related party arrangements of CDGD and Pingtan Fishing and their affiliates…?, page 2

12. As previously requested in comment 4 in our letter dated November 21, 2012 and to assist us in understanding the companies to the transactions, please provide us with a chart of all current related party arrangements of the companies and affiliates being acquired in this business combination. Include the remaining beneficial owners of any related party entities and look through nominee shareholders or entities.

13. We note your revised disclosure provided in response to comments 4 and 5 in our letter dated November 21, 2012. Please revise your disclosure to discuss the following:

   • Discuss the amount of the short-term loan Pingtan Fishing received from Fuzhou Rural-Commercial Bank, in which certain fishing vessels were pledged as collateral;
   • Disclose that in October 2012 Pingtan Fishing entered into two pledge contracts with China Minsheng Banking Corp., Ltd. pursuant to which Pingtan Fishing put 10 fishing vessels with carrying amounts of approximately $9,500,000, as collateral to secure Hong Long's $10,300,000 long-term loans from the financial institution which are due April 18, 2015. Discuss why Pingtan Fishing would pledge its fishing vessels as collateral for a loan to a competing company and explain how this would be beneficial or detrimental to the combined company. To provide context, discuss the

materiality of the 10 pledged fishing vessels to Pingtan Fishing and disclose the total number of Pingtan Fishing vessels and their total carrying amount.

- Explain your reference to the "base" owned by Mr. Xinrong Zhou where a large portion of Pingtan Fishing's operations are conducted. Discuss the terms of the contractual agreement between Pingtan Fishing and Avona Mina Lestari which allows for Pingtan Fishing to use the base;

- Identify the persons associated with Avona Mina Lestari and disclose whether the persons are considered affiliates of CGEI, CDGC or Pingtan Fishing.

14. Please also provide disclosure of all current related party arrangements of the companies and affiliates being acquired in this business combination under "Interests of CDGC and Pington Fishing Officers and Directors in the Business Combination" on page 167. We encourage you to use tables and charts to present the information so that the nature and value of the related party arrangements is clear and understandable.

Q: Do CGEI shareholders have redemption rights?, page 6

15. Please disclose the approximate redemption amount per share that a CGEI shareholder would receive as of the latest practicable date. Also disclose the initial public offering price per unit ($10) for comparative purposes.

16. Please disclose the maximum number and percentage of shares that could be redeemed before less than $5 million remains in the trust account.

Summary, page 9

The Proposed Business Combination, page 10

17. Please discuss the basis for your estimate that CGEI expects to collect approximately $113 million from PRC subsidiaries and VIEs in 2012. Discuss what entity will receive the money, where the money will be located and if and how the money can be exchanged for US dollars and leave the PRC. To provide context, disclose the amount of money that CDGC's PRC subsidiary has received from Fujian Service in the last three years, the amount of that money that CGEI has received, the amount that has been exchanged for currency other than RMBs and the amount that has been moved outside of the PRC.

18. Please explain the last sentence of the second paragraph of this subsection. It appears that there may be a typographical error.

19. Please attempt to make the words and numbers within the organizational charts on pages 10, 92 and 126 more readable.

Total CGEI Shares to be Issued, page 11

20. For each acquisition, disclose the total value of the consideration to be paid to shareholders of CDGC and the shareholders of Merchant Supreme.

Officers and Directors of CGEI, page 13

21. We note your revised disclosure provided in response to comment 9 in our letter dated November 21, 2012. Please revise your disclosure to state that Mr. Xinrong Zhuo is also the founder of Pingtan Fishing.

Risk Factors, page 20

CGEI's board did not obtain a fairness opinion in determining…, page 21

22. We note your revised disclosure provided in response to comment 11 in our letter dated November 21, 2012. However, please clarify your disclosure in the first paragraph of the risk factor stating that the CGEI board believed it was qualified to conclude that the business combination was fair from a financial perspective to CGEI shareholders, given the disclosure in the second paragraph of the risk factor that the CGEI board may have limited experience in valuing certain business prospects of CDGC and Pingtan Fishing, and thus may be unable to effectively value and analyze the businesses of CDGC and Pingtan Fishing. We note you specifically reference the lack of experience among your directors in valuing businesses within the dredging and commercial fishing markets. We also note disclosure on page 162 stating that the entire board of CGEI is capable of performing a comprehensive analysis on CDGC's and Pingtan Fishing's operations and valuation. These disclosures appear to be inconsistent when discussing your board's capabilities to properly value businesses such as CDGC and Pingtan Fishing. Please advise.

23. Please also identify within this risk factor which directors may have conflicts of interest with respect to the business combination, thus making your board's valuation less reliable than that of an independent financial advisor. Briefly discuss the nature of the potential conflicts of interest.

Failure to complete the business combination could negatively affect the share prices…, page 23

24. Revise this risk factor to discuss the specific circumstances CGEI may be required to pay the "other party" a termination fee of $3 million. Identify the "other party." In addition, discuss the specific circumstances CGEI may be obligated to pay Merchant Supreme a termination fee of $3 million pursuant to the Pingtan Fishing share purchase agreement. Please also clarify whether any termination fees will come out of the funds held on deposit in the CGEI trust account.

In connection with an initial business combination approved by CGEI shareholders…, page 28

25. If currently known, identify any ordinary shareholders, or certain shareholders acting in concert as a group, that will be restricted from seeking conversion rights with respect to more than 10% of the shares sold in the initial offering.

Risks Relating to CDGC's Business, page 33
Risks Relating to Doing Business in the PRC, page 38
Risks Relating to CDGC's Securities, page 47
Risks Relating to Pingtan Fishing's Business, page 49

26. Please revise these sections so that it clear whether and how the risks discussed (including PRC laws and regulations) apply to the combined company or the proposed transactions.

Risks Relating to Doing Business in the PRC, page 38

27. Please include a separate risk factor discussing the potentially limited access by investors and other market participants to corporate records filed with PRC government entities such as SAIC. Include in your discussion what steps must be taken by individuals to gain access to these records, for example, seeking permission from you for SAIC to grant access to this information including, but not limited to, financial reports, shareholder changes and assets transfers

If the PRC government determines that CDGC's contractual arrangements…, page 40

28. You disclose that, "Mr. Zhuo, as a Hong Kong citizen and ultimate controlling shareholder of Fujian Service, is not prohibited from indirectly controlling the dredgers owned by Fujian Service." Please clarify, if true, that Mr. Zhuo's indirect control of the dredgers is also not expressly permitted. Also disclose whether Mr. Zhuo's indirect control of Fujian Service was disclosed when the dredgers were registered with China nationality. Provide comparable disclosure under the similar risk factor regarding Pingtan Fishing.

Contractual arrangements, including voting proxies, with CDGC's affiliated entities for CDGC's dredging businesses may not be as effective…, page 41

29. Please provide more specific disclosure on the difficulties of enforcing the contractual arrangements with the shareholders of the VIEs. For example, discuss whether injunctive relief would be available in these circumstances under PRC law. Also discuss how you may not be able to exercise the call option agreement due to the inability of the VIE to be wholly foreign owned. Furthermore, discuss how your monetary damages may be limited to the amount pledged under the equity pledge agreement. Provide similar

disclosure with in the risk factor about the contractual arrangements with the shareholders of Pingtan Fishing.

Currency fluctuations and restrictions on currency exchange may adversely affect CDGC's business…, page 46

30. Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC (including Circular 45 promulgated November 16, 2011 by SAFE), regarding Renminbi converted from foreign currency capital. Explain how these limitations may affect the combined company's ability to finance its PRC subsidiaries, including Fujian WangGang and Pingtan Guansheng. Include a discussion of how Circular 45 operates in conjunction with existing Circular 142.

31. Please tell us whether the business scopes of your PRC subsidiaries WangGang and Pingtan Guansheng include equity investments. If they do not, please expand this risk factor or provide a new risk factor to explain how this limitation will affect the combined company's ability to finance its PRC subsidiaries, including, but not limited to, what use can be made of Renminbi converted from foreign currency-denominated capital for equity investments in the PRC by the combined company's PRC subsidiaries.

Information about China Dredging Group Co., Ltd., page 81

32. We note the revised disclosure provided in response to comment 26 in our letter dated November 21, 2012. Please revise your disclosure to discuss the specific business operations of PingTan Xing Yi Port Service Co. Ltd. ("PingTan XingYi"), which you disclose was established as another operating company of CDGC. Also discuss the specific business operations of PingTan ZhuoYing Dredging Engineering Construction Co. Ltd. ("PingTan ZhuoYing"). Discuss whether any of the current officers and directors of CGEI, CDGC and Pingtan Fishing are affiliated with these entities. Explain why CDGC is in the process of establishing contractual arrangements for PingTan XingYi and PingTan ZhuoYing.

Contracted Management Agreement, page 84

33. You disclose that, under the Management Agreement, Fujian WangGang has agreed to pay Fujian Service an annual fee of RMB one million and Fujian Service will pay to Fujian WangGang 100% of the net profits of Fujian Service. Please disclose the amounts paid by Fujian WangGang and Fujian Service to each other in the fiscal years since the agreement was entered into.

Liquidity and Capital Resources, page 102

34. We note that CDGC had cash of $210.6 million as of September 30, 2012. Please describe the currency in which this cash is denominated and whether the cash is located in the PRC. In addition, describe the costs that would be incurred to repatriate the cash to your home country or show us where that disclosure is presented.

35. Please disclose the amounts owed by the VIE under the VIE agreements to the WFOE.

Information About Pingtan Fishing, page 125

36. Please clarify your response to comment 34 in our letter dated November 21, 2012. Specifically, discuss which part of the reorganization contemplated by the Pingtan Fishing Purchase Agreement has been completed, thus causing Pingtan Fishing to currently own the three subsidiaries depicted in the organizational chart on page 126.

The Business Combination, page 161

Background of the Business Combination, page 162

37. We note your response to comment 39 in our letter dated November 21, 2012. Please clarify why CGEI's board believed a stronger and more diverse corporate entity would be created with the inclusion Pingtan Fishing in the business combination with CGEI. Discuss what information Mr. Zhou provided about Pingtan Fishing to CGEI and CDGC in the referenced several formal meetings between CGEI management and CDGC management.

38. You disclose on page 162 that Mr. Zhuo expressed interest in CDGC becoming a publicly traded company in the U.S. through a business combination with a blank check company. Since CDGC was already a reporting company with the SEC, explain how CDGC's combination with a blank check company would assist it with becoming publicly traded.

39. Please discuss how the companies negotiated and came to an agreement on material provisions of the merger and share purchase agreement, including the requirement for at least $5 million cash to remain in CGEI and the termination fees. Discuss which party proposed the number of shares to be issued in each acquisition and the extent to which the consideration was negotiated.

40. We note your disclosure that CGEI's management relied on certain financial projections of CDGC and Pingtan Fishing when conducting its valuation analysis of the respective businesses. Please disclose in the proxy statement all material projections of CDGC and Pingtan Fishing utilized by CGEI's management in conducting its valuation analyses. In addition, disclose the bases for and the nature of the material assumptions underlying the

projections. For example, please disclose the various discount rates used in the discounted cash flow valuation analysis of Pingtan Fishing.

41. Please clarify how each valuation analysis resulted in the exchange ratio for the CDGC merger and number of shares to be issued in the share purchase agreement.

42. Please explain why the CGEI board of directors determined the value of CDGC based only on a comparable companies analysis and did not conduct any other valuations, such as a discounted cash flow analysis.

43. To provide context to the discussion of the valuation of CDGC and Pingtan Fishing, disclose the value of the consideration to be paid pursuant to the merger and share purchase agreement.

Unaudited Pro Forma Condensed Combined Financial Data, page 194

44. We note your response to comments 32, 44, and 49 from our letter dated November 21, 2012. We note in your response to comment 44(a) that the Board of Directors of CGEI after the merger is consummated will initially consist of seven members, with five members, (two of whom shall be independent directors) designated by the shareholders of China Dredging Group Co., Ltd and two members, (each of whom shall be an independent director) designated by CGEI. You also indicate in your response that CGEI may appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director by an "Ordinary resolution", which can be passed by a simple majority of the members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, or by unanimous written resolution. We also note on page 205 that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors and, that Mr. Xinrong Zhuo will own approximately 57.4% of the common shares of CGEI after the merger is consummated. In this regard, tell us:

   1- How the original composition of the members of the board of directors of CGEI was determined;
   2- Who will be the directors of the Class A, Class B and Class C directors;
   3- Why the directors will be divided into three different classes;
   4- Whether Mr. Xinrong Zhou has the ability to appoint and remove the directors.

45. We also note from your response to comment 44(a) from our letter dated November 21, 2012 that the office of a director shall be vacated if all the other directors of CGEI (being not less than two in number) resolve that he should be removed as a director. Please explain to us in more detail the meaning of this provision.

46. We note from your response to comment 44(f) from our letter dated November 21, 2012 that Mr. Xinrong Zhuo participated in the overall planning and designed the whole

process of the CDGC VIE structure. Please tell us Mr. Xinrong Zhuo's ownership percentages of the operating companies prior to the design of the CDGC VIE structure. In addition, explain to us how Mr. Qing Lin and Mr. Panxing Zhuo came to own the shares in the VIEs. Also, tell us whether Mr. Xinrong Zhuo has the right to replace the shareholders of the VIE at any time and for nominal consideration.

47. We note from your response to comment 44 from our letter dated November 21, 2012 that the WFOE has a responsibility under PRC law to act pursuant to the decisions of its shareholder which would include enforcing the WFOE's rights under the VIE agreements. We further note from your response to comment 50 from our letter dated November 21, 2012 that the WFOE has full control of all the business and operations of Fujian Service. Please describe to us the substance of the WFOE. In your response, tell us the number of employees at the WFOE and describe the activities it conducts outside of the operation of the VIEs. We are trying to understand whether one can look-through the WFOE in the accounting analysis.

China Dredging Group Co., Ltd

Notes to Consolidated Financial Statements

1. Description of Business and Organization, page F-8

48. We note that Fujian WangGang has the obligation to absorb losses of Fujian Service and Wonder Dredging. Please explain to us and disclose what gives rise to this obligation.

49. Please disclose the judgments made and risks associated with your involvement with the VIEs. Refer to ASC 810-10-50-2AA.

20. Subsequent Events, page F-85

(a) BT project in Kemen Industrial Zone of Lianjiang County, Fujian Province, page F-85

50. We note your disclosure on page F-85 that your subsidiary, "PingTan XingYi is responsible for part of the investment, financing… within the scope of the BT project." In this regard, please disclose the dollar value of your commitment to the BT project. Disclose how you plan to account for this transaction. Also, disclose this information in the liquidity section of your MD&A.

(b) Deadline for listing on a qualifying exchange was extended, page F-85

51. We note your disclosure on page F-82 where you discuss the potential financial effect if a settlement is reached regarding your Class A Preferred Shares redemption extension. Since you disclose on page F-85 that the deadline for listing on a qualifying exchange was extended to December 31, 2013, please disclose the final terms of the settlement and

the future effect to your financial statements. Also, disclose this information in the liquidity section of your MD&A.

Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.

Note 1 – Summary of Operation, Basis of Presentation and Summary of Significant Accounting Policies, page F-114

(h) Notes Receivable, Accounts Receivable and Other Receivables F-115

52. We note your response to comment 54 from our letter dated November 21, 2012. In future filings please disclose on the face of the balance sheet that these are receivables transferred from related parties. Also, in the footnotes to your financial statements disclose information similar to what you provided in your response.

Note 11 – Related Party Transactions and Balances, page F-125

53. We note your statement on page F-129 that, "In August 2012, the Company and Haoyouli Beneficiary, Xinnong Beneficiary and Haiyi International Beneficiaries agreed to terminate Haoyouli, Xinnong and Haiyi International's Trust Agreements. Immediately following the termination of Trust Agreements, the Company disposed of its equity interest in Haoyouli and Haiyi International to Sunqiang Zhou, and disposed of its equity interest in Xinnong to Xu Jiang, a designee of Xinnong Beneficiary, and ceased to act as standing equity owners of Haoyouli, Xinnong and Haiyi International." However, based on your December 31, 2011 and previously filed June 30, 2012 financial statements, it doesn't appear that these equity investments were recorded. Please advise.

Please file all correspondence over EDGAR. You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Ivette Leon, Assistant Chief Accountant at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director